7/3

02042411

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Caribbean Cement Co Ltd

*CURRENT ADDRESS

PROCESSED

JUL 15 2002

THOMSON FINANCIAL P

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3715 FISCAL YEAR 12-31-01

*Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 7/5/02

CARIB CEMENT

CARIBBEAN CEMENT COMPANY LIMITED · ANNUAL REPORT 2001



... Factory May Be ...
... ort
... nderson;
... Sought

The Daily Gleaner, November 9, 1948.

Caribbean Cem... Co. Moves Rapidly ...oward Building Of Factory

Sir Wm. Stephenson to head directorate: Edward R. Stettinius, Jr., on board.

... with Government ... Limited ... making ... of construction ...

The Daily Gleaner, December 21, 1948.

Caribbean Cement Company Limited

50th

1952 - 2002

ANNIVERSARY

Fifty Years of Building Jamaica

MISSION STATEMENT

CARIBBEAN CEMENT COMPANY LIMITED,

A MEMBER OF THE TCL GROUP OF

COMPANIES,

IS COMMITTED TO PROVIDING HIGH

QUALITY PRODUCTS AND SERVICES IN AN

ENVIRONMENTALLY FRIENDLY MANNER,

ACHIEVING THE FINANCIAL OBJECTIVES

OF ITS SHAREHOLDERS, MEETING THE

NEEDS OF CUSTOMERS AND EMPLOYEES

WHILST ADDING VALUE TO THE

COMMUNITY.

■

Contents

Board of Directors & Corporate Data


Arthur Lok Jack


Raphael Añez


Rollin Bertrand


Hollis Hosein


Walton James


Aleem Mohammed


Yusuff Omar


Alejandro Rodriguez


Paul Stockhausen


Brian Young

Caribbean Cement Company Limited

Registered Office: Rockfort, Kingston
Postal Address: P.O. Box 448, Kingston
Tel: (876) 928 6231-5 Fax: (876) 928 7381
Email: info@caribcement.com

Directors

Arthur Lok Jack – Chairman
Rafael Añez, B.S., M.S.
Rollin Bertrand, Ph.D.
Hollis Hosein, F.C.C.A, C.A.
Walton James, B.Sc., Dip. Chem. Tech.
Aleem Mohammed, B.Sc. (Hons), M.B.B.S.
Yusuff Omar, Dip. Mech.Eng.
Alejandro Rodriguez, B.A. (Bus.)
Paul Stockhausen, B.Eng.
Brian Young, F.C.A.

Company Secretary

Cynthia M. Warmington

Subsidiary Companies

Jamaica Gypsum & Quarries Limited, Harbour Head
Rockfort Mineral Bath Complex Limited, Rockfort
Caribbean Gypsum Company Limited, Rockfort

Attorneys-at-Law

Dunn Cox
48 Duke Street
Kingston

Myers, Fletcher & Gordon
Park Place, 21 East Street
Kingston

Auditors

PricewaterhouseCoopers
Scotiabank Centre
Duke Street
P.O. Box 372 Kingston

Bankers

Bank of Nova Scotia Jamaica Ltd.
Citibank, N.A.
National Commercial Bank Jamaica Ltd.
RBTT Bank Jamaica Ltd.

Registrar & Transfer Agent

Scotiabank Jamaica Trust & Merchant Bank Ltd.
4th Floor, Scotiabank Centre
Corner Duke & Port Royal Streets, Kingston
Tel: (876) 922 1000
Email: scotiatrust@cwjamaica.com

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the FIFTY THIRD ANNUAL GENERAL MEETING of CARIBBEAN CEMENT COMPANY LIMITED will be held at LE MERIDIEN JAMAICA PEGASUS, 81 Knutsford Boulevard, Kingston 5, on Friday, May 17, 2002 at 10:00 A.M. to transact the following business and to consider and, if thought fit, pass the following Resolutions:

1. AUDITED ACCOUNTS FOR YEAR ENDED 31ST DECEMBER 2001

To receive the audited accounts for the year ended 31st December 2001, together with the Directors' and Auditors' Reports circulated therewith and to declare a dividend:

(a) THAT the Balance Sheet and Profit & Loss Account for the year ended 31st December 2001, together with the Reports of the Directors and Auditors now submitted to this meeting, be and are hereby adopted; and

(b) THAT a final dividend of five cents per stock unit recommended therein, be and is hereby declared payable out of the profits of the Company, in respect of the year under review, to the holders of ordinary stock units registered at the close of business on June 7, 2002 and be paid on July 22, 2002.

2. REMUNERATION OF THE AUDITORS

To fix the remuneration of the Auditors:

THAT the remuneration of the Auditors, PricewaterhouseCoopers, who have signified their willingness to continue in office, be agreed with the Directors.

3. ELECTION OF DIRECTORS

In accordance with Article 96 of the Company's Articles of Association, the following Directors retire by rotation and, being eligible, offer themselves for re-election:

Mr. Yusuff Omar
Mr. Paul Stockhausen
Mr. Brian Young

a) THAT the retiring Director, Mr. Yusuff Omar, be and is hereby re-elected.

b) THAT the retiring Director, Mr. Paul Stockhausen, be and is hereby re-elected.

c) THAT the retiring Director, Mr. Brian Young, be and is hereby re-elected.

In accordance with Article 103 of the Company's Articles of Association, Mr. Hollis Hosein having been appointed since the last Annual General Meeting, retires and, being eligible, offers himself for re-election:

d) THAT the retiring Director, Mr. Hollis Hosein, be and is hereby re-elected.

PURSUANT to Article 100 (A) of the Company's Articles of Association, members qualified to attend and vote at the meeting who wish to nominate a person (other than a retiring Director who may be re-appointed at the meeting) to stand as a Director shall deposit such nomination, in writing, signed by the member at the Registered Office of the Company situated at Rockfort, Kingston addressed to "The Company Secretary, Caribbean Cement Company Limited" between 8:00 a.m. on the 3rd day of May 2002 and 4:00 p.m. on the 10th day of May 2002. Each such nomination shall be accompanied by a notice in writing, signed by the person nominated, indicating his/her willingness to be elected.

4. REMUNERATION OF DIRECTORS

To fix the remuneration of the Directors:

THAT the amount shown in the Accounts of the Company for the year ended 31st December 2001, as remuneration of the Directors for their services as Directors be and is hereby approved.

5. To transact any other business which may properly be transacted at an Annual General Meeting.

NOTE:

A member may appoint a proxy to attend and vote on his/her behalf. The proxy appointed need not be a member of the Company. An appropriate form of proxy accompanies this Notice.

The proxy form must be signed and deposited duly stamped at the Registered Office of the Company situated at Rockfort, Kingston addressed to "The Company Secretary, Caribbean Cement Company Limited" not less than forty-eight hours before the meeting.

BY ORDER OF THE BOARD

Cynthia M. Warmington (Mrs.)
Company Secretary

Rockfort,
Kingston
March 13, 2002

CHAIRMAN'S STATEMENT

DEAR SHAREHOLDERS,



Arthur Lok Jack

It gives me great pleasure to report to you this year, when the Caribbean Cement Company Limited is celebrating its 50th year of operation. On February 8, 1952, the first bag of Carib Cement rolled off the production line. We can be proud of our achievements as we progressed from simple origins to a modern Company that helped to build this country and continues to provide a significant service to the people of Jamaica. I offer my heartiest congratulations to all those who have been associated with this Company over these years, and look forward to Carib Cement continuing to play a major role in the sustainable development of Jamaica.

The Company has consolidated the gains made over the last two years and has sustained the return to profitability restarted in the year 2000. In particular, the cement operations continued to surpass its previous performance levels, and in 2001 the plant reached another milestone, this time, that of achieving the highest level of cement production since the beginning of operations in 1952. We also maintained a high level of clinker production which resulted in our operating profit before exceptional items increasing by 69% over that for the year 2000. The continuing efforts of management and all employees in realizing these achievements must be highly commended.

We also maintained a high level of clinker production which resulted in our operating profit before exceptional items increasing by 69% over that for the year 2000

However, while the dedication, inventiveness and commitment of our employees continue to provide encouragement, the business environment in which we operate remains especially challenging. The deterioration in the Jamaican market that started in the second half of 2000 continued throughout 2001. The market situation remains the principal contributor to the less than adequate return on investment. For the year 2001, reduced sales and high levels of cement stocks resulting from unfair trading practices caused the cessation of cement production for extended periods.


Group Profit - $ MILLIONS
500
0
(500)
(1,000)
(1,500)
(2,000)
96
97
98
99
00
01
PROFIT $M
282
(434)
(1,855)
(530)
286
294


Shareholders' Equity - $ MILLIONS
2,500
2,000
1,500
1,000
500
0
(500)
(1,000)
96
97
98
99
00
01

In spite of our successful action on dumped cement from Thailand, and the imposition of anti-dumping duties on all cement imported from Thailand, a new source of "dumped" cement – Indonesia – emerged. The reality is that despite rulings in favour of Carib Cement on the recognition of unfair trading practices and injury on our part, our competitors are allowed to continue their practice with no imposition of penalties of any kind. This only serves to continue to highlight the ineffectiveness of the regional legislation on dumping.

Against this background, it is regrettable that I have to report that despite significant reductions in the cost of production and increases in operating profits, profits after tax for the Company were $293.8 Million, a marginal 3% over the restated profits for the year 2000, and earnings per ordinary stock units were 34.5¢. In the year 2002, it cannot therefore be over emphasized that the issue of unfair competition is a pressing one, which needs to be resolved urgently.

Our cost-down efforts will continue in 2002 and I have no doubt that it will further increase the profits at CCCL. But the continuation of unfair trading practices will remain a major impediment to achieving an adequate return to the shareholders, and this will ultimately threaten the continued capital investments that are necessary to ensure the transformation of CCCL into a world-class cement company. We will continue therefore to take the legislative and other steps to protect the interests of our shareholders, and I dare suggest the long-term interest of all the people of Jamaica.


Earnings Per Share - CENTS
200
0
(200)
(400)
(600)
96
97
98
99
00
01
EPS
67
(103)
(440)
(83)
34
35

On behalf of the Board of Directors, I express my thanks to the shareholders for the confidence placed in the Company and, notwithstanding the continuing challenges, we recommend the payment of five cents per ordinary share as dividends for the year 2001.

On behalf of the Board of Directors, I also wish to record our thanks to Mr. Kelvin Mahabir and Mr. Arun Goyal, who served in turn as General Managers over the period 1999 to 2001, both contributing in their unique ways to the Company's development and success. At the same time, we welcome Mr. Francis Anthony Haynes who took over as General Manager on January 1, 2002.

In the year 2002, I assure you that the Directors, the Management team and our employees will renew their efforts to ensure that much more will again be achieved.



Arthur Lok Jack
Chairman


Distribution of Shareholding
OTHER 11%
GOVERNMENT 1%
PENSION PLANS 2%
CORPORATE BODIES 1%
FINANCIAL INSTITUTIONS 6%
CEMEX (SCANCEM) 5%
TCL GROUP 74%
Other
Government
Pension Plans
Corporate Bodies
Financial Institutions
Cemex (Scancem)
TCL Group

General Manager's Report



F.L.A. Haynes

The year 2001 was another challenging one for Caribbean Cement Company. The Company was able to consolidate and improve upon many of the turnaround initiatives previously put in place and showed significant improvements in operational performance. In the marketplace however, we were again confronted with unfair trade practices, which eroded our market share and stymied our net profitability. Despite these challenges, the Company was able, through the significant improvements effected throughout the operations and the implementation of suitable market defence strategies, to sustain the return to profitability begun in the year 2000.

Financial Performance Review

Cement sales for the year were marginally below those of 2000 as we continued to be confronted by unfair trading practices through the importation and sale of "dumped" cement. Our profitability was significantly affected with a loss of 13% of our market share over the year. This occurred in spite of a favourable ruling consistent with the recently passed "Dumping Regulations for the Customs Duties (Dumping and Subsidies) Act", and the imposition of countervailing duties of 87.9% on the importation of cement from Thailand. The reality is that no penalties were applied and the dumping of cement in Jamaica continued unabated, with "dumped" cement arriving from a new source in February 2002.



Sales - TONNES ('000)
610
600
590
580
570
560
550
96
97
98
99
00
01

Total revenue for the year amounted to $3.2 Billion, which represented an increase of just 3% over year 2000's sales. These sales were translated into a net profit after taxes of $293.8 Million, which was 3% above the restated profits for 2000.



Sales - $ MILLION
3500
3000
2500
2000
1500
1000
500
0
96
97
98
99
00
01
SALES $M
2,619
2,514
2,714
2,918
3,078
3,160

While the net profit was comparable with last year's, the significant improvement in operating efficiencies saw profit before exceptional items increasing by $160.4 Million and net cash from operations increasing by $284.7 Million over the previous year's figures.

While the net profit was comparable with last year's, the significant improvement in operating efficiencies saw profit before exceptional items increasing by $160.4 Million

Operations Review

The plant continued to operate at increasingly higher efficiency levels, with the cement mills performing excellently, achieving the highest level of cement production since start-up. The two kilns also continued to produce at a high level of performance, achieving the 3rd highest clinker output in the history of the Company.


Production - TONNES ('000)
700
600
500
400
300
200
100
0
96
97
98
99
00
01
CLINKER
CEMENT

The efforts at optimising the productive processes continued to bear fruit and significant reductions in the cost of sales were achieved, despite inflationary trends fuelled by a sinking Jamaican dollar.

Human Resource Management

The Performance Management System for monthly paid workers was fully implemented during the year and a gain sharing element introduced into staff remuneration based on EVA financial measurements. EVA is a key management tool adopted across the TCL Group that is geared toward influencing performance that creates real value for shareholders.

The year 2001 was also characterised by stable industrial relations with no work stoppages and no issues requiring the intervention of a third party. The human resource development program continued with the HR Department delivering 2.7 man-days of training per employee on the plant.


Annual Awards Ceremony



Above: General Manager's Awardees — 2001.

Left: Nominee for the TCL Group Chairman's Award, Janet Brooks, receives her trophy from Director Walton James.

The plant continued to operate at increasingly higher efficiency levels, with the cement mills performing excellently, achieving the highest level of cement production since start-up.

Environment

The program for the environmental safe burning of waste oils from the major companies in Jamaica was reactivated, and over 3 million litres of waste oils were burnt in our kilns in 2001. A Phase 1 audit of the environmental aspects of Carib Cement was completed and a preliminary development plan prepared.

Community Relations

Carib Cement continued to reach out to the communities we serve through our "Building Jamaica" campaign. The company launched its education and technology initiative, which encompassed three main elements. These included the preparation and distribution of a compact disc on the manufacturing process of cement for use by grade four students; an island wide training programme for one hundred primary school teachers in basic computer application; and the sponsorship of eighty two participants in the Community Skills Training programme organised by the HEART/NTA organization. The annual Calvin Foster Memorial scholarship was awarded to a third year student from the University of Technology.

These are remarkable achievements, consistent with the commitments made to our shareholders, and reflective of the dedicated management and workforce at Carib Cement. It is appropriate also to acknowledge the leadership provided by Arun Goyal, who was reassigned from Trinidad during the year, in strengthening the management systems and energizing the workforce to higher performance.





Foreign and local investors tour the plant.

At Right: Group from Trinidad.

Below: Group of Jamaican Shareholders at quarry site.

Other Focal Areas

During the year there were many other successes worthy of celebration. These included:

- A 1st place award to Carib Cement in Minerals & Metals Products Group (value of production/labour productivity/capital productivity) by the Jamaica Manufacturers Association.
- Efficiency and productivity improvements resulting in a reduction of 9% in unit labour costs over year 2000.
- Improved performance of the coal systems on both kilns, resulting in an increased coal usage of 13% from year 2000, and a concomitant reduction in use of heavy fuel oil.
- A successful pilot production run of a specialised cement that will be test marketed in Jamaica.
- Increased safety performance, highlighted by 7 consecutive months of no loss time accidents at Carib Cement, involving company employees.



Presentation to Arun Goyal, outgoing General Manager, December 2001.

Outlook for 2002

This year the company celebrates fifty years of operations. The past fifty years have seen the company grow from a single line wet process plant capable of producing 100,000MT of cement per annum to a 720,000MT capacity plant, employing dry process technology and employing coal as fuel. During this period there have been turbulent times and Carib Cement has been able to stay the course and contribute in a very meaningful way to the development of Jamaica.

The year 2002 is expected to be as challenging as any in the past. The events of 9/11, the terrorist attacks in the USA, have further exacerbated a slowing global economy. This is already having an effect on the tourism industry and the ancillary activities – airlines, cruise ship operations, hotel occupancy, entertainment etc. These factors are expected to impact on the Jamaican economy and reduce real growth. In addition to this, Carib Cement will be faced with the continuation of "dumped" cement competing with our products.

Dumped cement undermines the very core of our business and prevents the continued injection of capital to modernize and compete in the global market. Increasingly, it is affecting our ability to become a world-class cement company and restricting us from providing satisfactory returns to our shareholders and stakeholders.

It is expected that the issue of unfair trading practices will continue to occupy much of Management's time and efforts. We intend to pursue the legislative and other options open to us and speak out and lobby Government to provide a level playing field for competition. At the same time, the thrust to improve in-process efficiencies by refining our production and maintenance systems will be sustained, as we remain sensitive and committed to our customers needs.

Finance Cost - $ MILLIONS


1,000
900
800
700
600
500
400
300
200
100
0
96
97
98
99
00
01

Finance & Lease Cost - $ MILLIONS


1,000
900
800
700
600
500
400
300
200
100
0
96
97
98
99
00
01

Our key focus areas for 2002 include:

- Resolution of "dumped" cement issues in the Jamaican market.
- Improving packing efficiencies and customer service with the completion of a new type of packing system - slip-sheets.
- Conclusion of Collective Agreements that expire in 2002.
- Further reduction in energy costs through the increased usage of coal.
- Further improvements in operational efficiencies and productivities in cement and clinker produced per employee.
- Introduction of a new special cement in the Jamaican market.
- Renewed emphasis on the environment and the commencement of the implementation of the ISO 14001.

F.L.A. Haynes
General Manager

THE SENIOR MANAGEMENT GROUP

General Manager *- F.L.A. Haynes*
Actg. Technical Operations Manager *- Maxwell Brooks*
Manufacturing Manager *- George Blackwood*
Finance Manager *- Orville Hill*
Marketing Manager *- Alice Hyde*
Materials Manager *- Derrick Isaac*
Engineering Services Manager *- Desmond Levy*
Actg. Quarrries & Dispatch Manager *- Shane Matthews*
Human Resource Manager *- Dalmain Small*
Planning & Development Manager *- Phillip Yeung*



Dalmain Small, Francis Haynes, Orville Hill, Derrick Isaac.



Maxwell Brooks, George Blackwood, Cynthia Warmington.



Desmond Levy, Alice Hyde, Shane Matthews, Phillip Yeung.

Subsidiary Companies

JAMAICA GYPSUM & QUARRIES LIMITED



Matthew Tarawali

Jamaica Gypsum & Quarries Limited, a wholly owned subsidiary, was incorporated in 1979. JGQ was acquired by the Company from the National Investment Bank of Jamaica in 1990 as part of the strategy to control its major sources of raw material. JGQ is one of the main producers of gypsum and anhydrite in the region and during 2001, 91% of its sales were to markets in South America and the Caribbean.

JGQ maintained profitability during the year albeit that the profits after tax were, at $3.7M, considerably lower than the $10.4M achieved in the year 2000. This decline is attributed mainly to damages in ancillary quarry areas as a result of unstable weather conditions and flooding experienced during the hurricane season. Other contributory factors were the high repair and maintenance costs associated with the ageing equipment and reductions in product selling price resulting from the general movement in the international gypsum market.


Jamaica Gypsum & Quarries Ltd.
PROFIT - $ MILLIONS
100
0
(100)
(200)
(300)
(400)
(500)
(600)
96
97
98
99
00
01

Upgrading the equipment and widening the product range and markets will be the major area of focus to improve profitability in the year 2002.

Registered Office	:	Rockfort, Kingston
Postal Address	:	Rockfort, P.O. Box 11, Kingston 2

Tel: (876) 928 6102/6
Fax: (876) 938 7010

ROCKFORT MINERAL BATH COMPLEX LIMITED

In 1992, Rockfort Mineral Bath Complex Limited was incorporated, as a wholly owned subsidiary of Caribbean Cement Company Limited (CCCL), to restore the historical site and operate the spa as one of the Company's community outreach programmes. The site is a national monument under the aegis of the Jamaica National Heritage Trust. In early 2000, the facilities were sublet to a third party as a part of CCCL's restructuring process aimed at focusing on its core business. The operations continued on this basis throughout the year 2001.

Registered Office	:	Rockfort, Kingston
Postal Address	:	Rockfort, P.O. Box 208, Kingston 2

Tel: (876) 928 6231-5
Fax: (876) 928 7381

Directors of Jamaica Gypsum & Quarries Limited, and of Rockfort Mineral Bath Complex Limited, as of the date of this Report are as follows:

Arthur Lok Jack (Chairman)
Rafael Añez
Rollin Bertrand
Hollis Hosein
Walton James
Aleem Mohammed
Yusuff Omar
Alejandro Rodriguez
Paul Stockhausen
Brian Young

Company Secretary
Cynthia M. Warmington

PRINCIPAL OFFICERS

General Manager - F.L.A. Haynes
Finance Manager - Orville Hill
Actg. Technical Operations Manager - Maxwell Brooks
Marketing Manager - Alice Hyde
Human Resource Manager - Dalmain Small
Planning & Development Manager - Phillip Yeung
Operations Manager JGQ - Matthew Tarawali

SUBSIDIARY COMPANIES CONT'D

CARIBBEAN GYPSUM COMPANY LIMITED

During the year, the Company increased its stake in the Caribbean Gypsum Company bringing it to the level of a wholly owned subsidiary. Its major asset is 167 acres of gypsum/anhydrite quarry lands which considerably enhance the reserves of raw material available to the CCCL Group. There is no quarrying or trading at this time.

Registered Office : Rockfort, Kingston

Tel: (876) 928 6231-5
Fax: (876) 928 7381

DIRECTORS
Arthur Lok Jack (Chairman)
Rollin Bertrand
Walton James
Yusuff Omar
Paul Stockhausen
Brian Young

Company Secretary
Cynthia M. Warmington

PRINCIPAL OFFICERS

F.L.A. Haynes - General Manager
Orville Hill - Finance Manager
Maxwell Brooks - Actg. Technical Operations Manager
Alice Hyde - Marketing Manager
Dalmain Small - Human Resource Manager
Phillip Yeung - Planning & Development Manager



Dr. Robin Osborne demonstrates proper concrete preparation methods at "Cement College", at one of four seminars held throughout Jamaica.

Community Development

Carib Cement reaches out to the communities it serves through its "Building Jamaica Programme".

Arun Goyal, former General Manager, presents a cheque for $100,000 to Sheddine Bennett, recipient of the Calvin Foster Memorial Scholarship. Others are from left, Janet Barrett, Human Relations Officer, Dottie Higgins, Scholarship Coordinator, Utech and Orville Hill, Finance Manager.




CARIBBEAN CEMENT

Left: Top students of Carib Cement's Basic Computer Training Programme for teachers and their instructors (back row) were guests at a luncheon held in their honour at the plant. Carib Cement facilitated the training of one hundred teachers throughout Jamaica.

Below: Public Relations Officer, Lystra Sharp makes the annual presentation of the Carib Cement plaque, given to the best third year student of Construction Management.




Caribbean School

Above: Members of staff joined with students of schools in the community to clean up the environment. The team was led by Kelvin Mahabir, former General Manager, third left.



Right: Judith Sobion and Silvera Castro (Santa), of the Human Resources Department, bring cheer to patients of the McNeil-Smith Ward, Bustamante Hospital for Children. The ward was adopted by Carib Cement's Health and Safety Committee in 1983.

Celebrating Fifty Years of Building Jamaica

The Caribbean Cement Company Limited was incorporated on August 7, 1947.

The next four-and-a-half years were spent in negotiations, the raising of capital, construction of the buildings, installation of equipment and the opening of the quarry.

The official opening of the plant was held on January 28, 1952.

Commercial production began on February 8, 1952 and by the end of the year, the first Chairman, Sir William Stephenson was able to say "In virtually all respects the factory has measured up to, or even surpassed expectations".


ANNIVERSARY

From left: Messrs. Arthur Lok Jack, Chairman, Arun Goyal, former General Manager and Francis Haynes, new General Manager view the 50th anniversary commemorative logo.



On Sunday, February 10, 2002 Caribbean Cement celebrated by worshipping in its community. Members of staff, former employees and business partners attended the Commemorative Service at St. Boniface Church in Harbour View. Here a group of former employees, who together represent 155 years of service stand with General Manager, Francis Haynes (3rd from left). Shown are (l to r) Mr. Sydney Nathan, Mr. Balfour Duncan, Mr. Vincent Campbell, Mr. Kingsley Gordon and Mr. Bruce Haynes.



Bishop, the Hon. Carmen Stewart, Custos of St. Andrew and members of staff invoke God's blessings at the Plant Blessing Ceremony on Friday, February 8, 2002. Bishop Stewart was a specially invited guest of the members of staff and delivered a motivational sermon earlier that morning.

Sir William was later to say in October 1953 "Of obvious importance to the economy of the island is the fact that Jamaica's visible trade balance for 1952 was benefited by the operation of the Cement factory to the extent of nearly half a million pounds sterling. Other major benefits to the Island include: the taxes the Company pays; the direct employment it gives to nearly 200 Jamaicans; and the indirect employment it promotes by virtue of the increased construction activity caused by the ready availability of first-class cement at reasonable price.

It should be added that our industry, by manufacturing a product of superior quality, has enhanced the good name of Jamaica throughout the Caribbean. Jamaican cement is in lively demand wherever it has been sold, and our product has been exported to Mexico, Trinidad, British Honduras, the Republic of Honduras, Bahamas, Haiti, and Cuba". The local demand for cement was then at the rate of about 70,000 tons per year.

Over the 50 years since February 8, 1952, the Company's fortunes have been integrally bound with that of the country, having its ups and its downs, but being always there to support growth and advance the development of Jamaica.

On February 8, 2002 the Company began a series of events to celebrate its 50 years of operations, its achievements in building Jamaica and in adding value to the interests of its stakeholders.

Directors' Report

The Directors submit this report and the audited Financial Statements for the year ended December 31, 2001.

Financial Results

Results for the year are shown on pages 21 to 44 in the Financial Statements. These results reflect the operations and financial position of the Company and it subsidiaries, Jamaica Gypsum & Quarries Limited, Rockfort Mineral Bath Complex Limited and Caribbean Gypsum Company Limited

Highlights are set out in the table below:

Highlights of the Year

	2001 $ million	2000 $ million Restated
Turnover	3,160.40	3 ,078.03
Profit before Exceptional Item	394.41	234.04
Net Profit/(loss)	293.84	285.93
Total Net Assets	1,664.24	1,526.46
Dividend proposed	42.56	42.56
Profit/(loss) per Stock unit	cents 34.5	cents 33.6

Dividends

The Directors recommend that at the Annual General Meeting the stockholders declare a final dividend of five cents per stock unit payable out of the profits of the Company in respect of the year under review. This dividend to be paid on July 22, 2002 to stockholders registered at the close of business on June 7, 2002. This payment will cost $42.56 million.

Auditors

The retiring auditors, PricewaterhouseCoopers, having signified their willingness to continue in office, will be deemed to be reappointed in accordance with the provisions of Article 155 of the Company's Articles of Association.

Directors

The Directors in office at March 13, 2002 are as follows:

Arthur Lok Jack	Yusuff Omar
Rafael Anez	Brian Young
Rollin Bertrand	Alejandro Rodriguez
Hollis Hosein	Paul Stockhausen
Walton James	
Aleem Mohammed	

The Directors due to retire by rotation in accordance with the provisions of Article 96 of the Articles of Association are Mr. Yusuff Omar, Mr. Paul Stockhausen, and Mr. Brian Young, who being eligible, offer themselves for re-election.

Mr. Hollis Hosein, TCL Group Finance Manager was appointed an additional director on November 23, 2001. Mr. Hosein having been appointed since the last Annual General Meeting, retires and, being eligible, offers himself for re-election.

Ten Largest Stockholders as at December 31, 2001

	No. of Units
TCL (Nevis) Ltd.	558,688,942
Trinidad Cement Ltd.	71,876,497
Scancem International (St. Lucia) Ltd.	42,187,482
Scotiabank Ja. Trust & Merchant Bank Limited - A/C 542	11,911,163
Roytrin Securities Ltd.	11,400,000
National Insurance Fund	6,394,833
Gleaner Superannuation Fund	4,657,179
Manchester Pension Trust Fund Ltd.	4,218,750
Scojampen Ltd.	3,671,968
West Indies Trust Company - A/C 109	3,571,714
TOTAL	718,578,528

Senior Managers' Stockholdings as at December 31, 2001

Earlington Barrett	177,961
George Blackwood	15,150
Maxwell Brooks	4,500
Desmond Levy	23,000
Dalmain Small	1,125
TOTAL	221,736

No Director has a stockholding interest in the Company.

The Directors wish to express thanks to the management and staff for their continued commitment and hard work and for the progress achieved in 2001.

On behalf of the Board of Directors, dated this 13th day of March, 2002.

Arthur Lok Jack
Chairman

TEN YEAR FINANCIAL SUMMARY

(In $'000 except for items *)

	2001	Restated 2000	1999	1998	1997	1996	1995	1994	1993	1992
SALES	3,160,402	3,078,031	2,917,558	2,713,736	2,514,314	2,619,209	2,218,169	1,738,434	1,243,173	1,013,482
Profit/(Loss) b/f taxation and Extraordinary Items	394,409	388,146	(788,147)	(2,169,048)	(473,736)	281,623	179,351	148,127	180,852	163,364
Extraordinary Items	-	-	-	-	(17,777)	-	-	-	-	-
Taxation (1997 restated for comparison)	(100,567)	(102,220)	257,952	313,927	57,719	-	-	-	-	-
Net Profit/(Loss) (1997 restated for comparison)	293,842	285,926	(530,195)	(1,855,121)	(433,794)	281,623	179,351	148,127	180,852	163,364
*Net Profit/(Loss) per Share	0.35	0.34	(0.83)	(4.40)	(1.03)	0.67	0.43	0.35	0.43	0.58
Cash Distribution/ Dividend Proposed	42,557	42,557	-	-	42,204	-	31,652	-	14,068	12,505
*Cash Distribution/ Dividend per Share	0.05	0.05	-	-	0.10	-	0.08	-	0.10	0.10
Shareholders Equity	1,664,238	1,526,460	1,398,265	(520,925)	1,648,124	2,181,841	1,909,515	1,790,873	1,677,323	1,525,844
*Share Holders' Equity Per Share	1.96	1.79	1.64	(1.23)	3.91	5.17	4.52	4.24	3.97	5.42
Capital Expenditure - Other	75,219	186,855	10,857	589,746	-	35,669	32,223	97,588	169,816	161,147
Capital Expenditure - CWIP	77,899	-	35,048	322,847	671,906	480,725	578,058	463,341	398,895	93,047
Depreciation	175,932	180,506	195,475	239,932	-	140,961	134,269	91,925	67,301	64,364
Working Capital	(592,808)	(752,754)	(821,835)	(3,703,722)	(1,544,228)	135,968	99,238	18,354	65,059	116,001
Property Plant & Equipment Before Depreciation	3,498,180	3,343,802	3,199,414	5,210,495	5,366,879	4,608,460	4,093,659	3,490,500	2,930,745	2,389,963
Long Term debt	81,745	179,011	270,782	783,334	1,278,481	1,879,819	1,690,772	1,208,565	898,613	603,164
* Cement imported (tonnes)	-	95,236	116,915	-	-	22,600	67,454	91,506	66,446	29,605
* Clinker imported (tonnes)	39,852	-	-	-	80,019	-	-	-	-	-
* Production										
Cement	596,247	521,344	501,148	557,991	588,288	555,125	523,462	445,531	450,719	473,660
Clinker	511,598	528,134	463,962	505,575	456,891	521,601	504,920	417,291	436,367	476,924
* Cement Sold - tonnes										
Local	594,669	603,962	601,367	557,729	575,323	565,390	562,773	524,298	502,135	468,024
Export	4,815	-	227	14,672	16,013	8,779	20,313	12,300	12,200	35,332
TOTAL	599,484	603,962	601,594	572,401	591,336	574,169	583,086	536,598	514,335	503,356

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Scotiabank Centre
Duke Street
Box 372
Kingston Jamaica
Telephone (876) 922 6230
Facsimile (876) 922 7581

8 March 2002

To the Members of
Caribbean Cement Company Limited
Kingston

AUDITORS' REPORT

We have audited the financial statements set out on pages 21 to 44. These financial statements are the responsibility of the directors and management. The directors and management are required to select suitable accounting policies and then apply them consistently, make judgements and estimates that are reasonable and prudent, follow applicable accounting standards and prepare the financial statements on a going concern basis unless it is inappropriate to presume that the company will continue in business. The directors and management are responsible for keeping proper accounting records, for safeguarding the assets of the company, and for the prevention and detection of fraud and other irregularities. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards on auditing generally accepted in Jamaica. Those standards require that we plan and perform the audit to obtain all the information and explanations which we considered necessary to provide us with reasonable assurance that the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. It also includes assessing the accounting principles used and significant estimates made by the directors and management, as well as evaluating the overall financial statements presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, proper accounting records have been kept and the financial statements, which are in agreement therewith, give a true and fair view of the state of affairs of the group and the company as at 31 December 2001 and of the results of operations and cash flows of the group and the company and changes in stockholders equity for the group and the company for the year then ended, and have been prepared in accordance with Jamaican generally accepted accounting principles and comply with the provisions of the Jamaican Companies Act.

PricewaterhouseCoopers

Chartered Accountants
Kingston, Jamaica

R.L. Downer E.L. McDonald F.R. Taffe J.L.M. Bell M.G. Rochester P.W. Pearson E.A. Crawford
D.V. Brown J.W. Lee C.D.W. Maxwell P.E. Williams G.L. Lewars L.A. McKnight L.E. Augier A.K. Jain

Group Profit & Loss Account
Year Ended 31 December 2001

Thousands of Jamaican dollars	Note	2001	Restated 2000
Revenue		**3,160,402**	**3,078,031**
Operating profit	3	**517,323**	**392,422**
Finance costs - net	5	(122,914)	(158,381)
Profit before Exceptional Items		**394,409**	**234,041**
Exceptional Items	7	-	154,105
Profit before Taxation		**394,409**	**388,146**
Taxation	8	**(100,567)**	**(102,220)**
Profit after Taxation	9	**293,842**	**285,926**
		Cents	**Cents**
EARNINGS PER ORDINARY STOCK UNIT	10	34.5	33.6

The attached statements and notes set out on pages 23 to 40 form an integral part of these financial statements

Group Balance Sheet

31 December 2001

Thousands of Jamaican dollars	Note	2001	Restated 2000
Non-Current Assets			
Property, plant and equipment	12	2,310,536	2,328,803
Investments	13	6,775	7,375
Long term receivable	14	470	470
Deferred tax asset	15	21,010	121,577
		2,338,791	**2,458,225**
Current Assets			
Inventories	16	865,718	769,124
Receivables and prepayments	17	89,476	85,324
Due from related companies	18	20,360	10,306
Taxation recoverable		21,301	20,649
Cash and short term deposits	19	47,120	36,325
		1,043,975	**921,728**
Current Liabilities			
Bank advances	21	128,494	119,171
Payables and accruals	22	722,240	916,107
Due to parent and related companies	23	643,485	495,040
Current portion of long term loans	24	100,007	101,607
Dividend proposed	25	42,557	42,557
		1,636,783	**1,674,482**
Working Capital Deficit		**(592,808)**	**(752,754)**
Non-Current Liability			
Medium and long term loans	24	81,745	179,011
		81,745	179,011
Total Net Assets		**1,664,238**	**1,526,460**
Stockholders' Equity			
Share capital	26	425,569	425,569
Reserves		368,268	116,715
		793,837	**542,284**
Deferred Gain	6	870,401	984,176
Group Equity		**1,664,238**	**1,526,460**

The attached statements and notes set out on pages 23 to 40 form an integral part of these financial statements.

Approved on behalf of the Board

Brian Young — Director

Paul Stockhausen — Director

Group Statement of Changes in Equity

Year ended 31 December 2001

Thousands of Jamaican dollars	Share Capital	Share Premium	Revaluation Reserve	Realised Capital Gain	Consolidation	Accumulated (Losses)	Total Reserves	Stockholders' Equity
Balance at 1 January 2000	**425,569**	**1,383,268**	**843,325**	**91**	(17,757)	**(2,335,581)**	**(126,654)**	**298,915**
Net profit for the year	-	-	-	-	-	285,926	285,926	285,926
Transfer of realised gain (Note 6)	-	-	-	113,799	-	(113,799)	-	-
Amortisation for the year (Note 27)	-	-	(63,283)	63,283	-	-	-	-
Transfer to profit and loss account	-	-	-	(42,557)	-	42,557	-	-
Dividends (Note 25)	-	-	-	-	-	(42,557)	(42,557)	(42,557)
Balance at 31 December 2000	**425,569**	**1,383,268**	**780,042**	**134,616**	(17,757)	**(2,163,454)**	**116,715**	**542,284**
Balance at 1 January 2001 -								
As previously reported	**425,569**	**1,383,268**	**780,042**	**134,616**	(17,757)	**(2,089,770)**	**190,399**	**615,968**
Prior year adjustments (Note 28)	-	-	-	-	-	(73,684)	(73,684)	(73,684)
As restated	425,569	1,383,268	780,042	134,616	(17,757)	(2,163,454)	116,715	542,284
Net profit for the year	-	-	-	-	-	293,842	293,842	293,842
Transfer of realised gain (Note 6)	-	-	-	113,775	-	(113,775)	-	-
Amortisation for the year (Note 27)	-	-	(47,462)	47,462	-	-	-	-
Goodwill on acquisition of subsidiary (Note 29)	-	-	-	-	268	-	268	268
Transfer to profit and loss account	-	-	-	(42,557)	-	42,557	-	-
Dividends (Note 25)	-	-	-	-	-	(42,557)	(42,557)	(42,557)
Balance at 31 December 2001	**425,569**	**1,383,268**	**732,580**	**253,296**	**(17,489)**	**(1,983,387)**	**368,268**	**793,837**

STATEMENT OF GROUP CASH FLOWS

Year ended 31 December 2001

Thousands of Jamaican Dollars	2001	Restated 2000
Operating Activities		
Profit after taxation	293,842	285,926
Adjustments to Reconcile Net Profit to Net Cash Generated		
By Operating Activities:		
Depreciation	175,932	180,506
Write back of provision for inventories	(13,989)	(83,993)
Amortisation of deferred gain and charges	(113,775)	(115,174)
(Gain) / loss on disposal of fixed assets	(1,138)	5,387
Write off of deferred liability	-	(70,112)
Deferred taxation	100,567	102,220
	441,439	304,760
Increase/(decrease) in:		
Inventories	(82,605)	(341,714)
Receivables	(4,152)	(20,199)
Payables and accruals	(193,867)	(152,062)
Due to parent and related companies	138,391	180,044
Taxation	(652)	(846)
Effect of acquisition of subsidiary	(1,333)	-
Dividend proposed	-	42,557
Net Cash Generated by Operating Activities	**297,221**	**12,540**
Investing Activity		
Additions to fixed assets	(153,118)	(186,855)
Acquisition of subsidiary	(3,399)	-
Sale of investments	600	-
Net Cash Used in Investing Activity	**(155,917)**	**(186,855)**
Financing Activities		
Repayment of long term loans	(98,866)	(28,195)
Proceeds from disposal of fixed assets	1,591	1,510
Dividends	(42,557)	(42,557)
Net Cash Used in Financing Activities	**(139,832)**	**(69,242)**
Increase/(Decrease) in Cash and Short Term Funds	1,472	(243,557)
(Bank Advances) / Cash and Short Term Funds – Beginning of Year	**(82,846)**	**160,711**
Bank Advances – End of Year	**(81,374)**	**(82,846)**
Represented by:		
Cash and Short Term Funds	47,120	36,325
Bank Advances	(128,494)	(119,171)
	(81,374)	**(82,846)**

NOTES TO THE FINANCIAL STATEMENTS
31 December 2001

1. Principal Activities

The parent company and its subsidiaries are incorporated under the Laws of Jamaica. The group's principal activities are the manufacture and sale of cement and the winning and sale of gypsum.

The company is a 65.65% owned subsidiary of TCL (Nevis) Limited. TCL (Nevis) Limited is a wholly owned subsidiary of Trinidad Cement Limited (TCL) who also owns 8.45% of the ordinary shares of the company.

2. Significant Accounting Policies

a) Basis of preparation

These financial statements have been prepared under the historical cost convention, modified to take account of the revaluation of certain land, buildings, plant and machinery and in accordance with Jamaican generally accepted accounting principles and therefore include all required material disclosures.

b) Comparative information

Where necessary, comparative figures have been reclassified to conform with changes in presentation in the current year. In particular, the comparatives have been adjusted to take into account the requirements of International Accounting Standard (IAS) 19 (revised) – Employees Benefits (Note 28) .

c) Basis of consolidation

Subsidiary undertakings, being those companies in which the Group, directly or indirectly, has an interest of more than one half of the voting rights, have been fully consolidated. All intercompany transactions and balances and unrealised surpluses and deficits on transactions between group companies have been eliminated.

The excess of the cost of acquisition over the fair values of the assets and liabilities acquired is set off against reserves as a consolidation adjustment (Goodwill).

A listing of the Group's subsidiaries is set out in note 13.

d) Borrowings

Borrowings are stated initially at the proceeds received. In subsequent periods, borrowings are stated at amortised cost using the effective yield method; any difference between proceeds and the redemption value is recognised in the profit and loss account over the period of the borrowings.

e) Investments

Equity investments in subsidiaries and other companies, classified as long term, are stated at cost and provision is only made where, in the opinion of the Directors, there is a permanent diminution in value.

NOTES TO THE FINANCIAL STATEMENTS (CONT'D)
31 December 2001

2. Significant Accounting Policies (cont'd)

f) Property, Plant and Equipment

It is the Group's policy to account for property, plant and equipment at cost except for certain plant and equipment which were professionally revalued in 1991 and in prior years and the respective asset values adjusted accordingly. Subsequent thereto, all property, plant and equipment have been recorded at cost.

Depreciation is provided on the straight line basis at rates estimated to write-off the assets over their expected useful lives. The estimated useful lives of assets are reviewed periodically, taking account of commercial and technological obsolescence as well as normal wear and tear, and the depreciation rates are adjusted if appropriate.

Current rates of depreciation are

Buildings	-	2.5%	to	5%
Plant, machinery and equipment	-	3%	to	33.3%
Motor vehicles	-	20%	to	33.3%
Office furniture and equipment	-	25%	to	33.3%

Leasehold land and improvements are amortised over the remaining term of the lease.

It is the Group's policy to capitalise interest on loans specific to capital projects during the period of construction. Repairs and renewals are charged against income when the expenditure is incurred.

g) Inventories

Plant spares and raw materials are valued at the lower of weighted average cost and net realisable value. Work in progress and finished goods are valued at the lower of cost including attributable production overheads, and net realisable value. Net realisable value is the estimate of the selling price less the costs of completion and selling expenses.

h) Foreign currencies

Transactions in foreign currencies are recorded in Jamaican dollars at the rates ruling at the dates of transaction. Assets and liabilities in foreign currencies are translated at rates ruling at the balance sheet date. Differences arising there from are reflected in the current year's results.

i) Taxation

The Group recognises all deferred tax assets and liabilities arising from temporary differences which result mainly from the excess of capital allowances allowed for tax over depreciation charged. The liability method of accounting for deferred taxation is followed whereby the deferred tax asset or liability is recorded at the current income tax rate.

j) Pension plans

The parent company has a defined contribution pension scheme for all permanent employees which is managed by an outside agency. The company's liability is limited to its contributions which are accounted for on the accrual basis.

NOTES TO THE FINANCIAL STATEMENTS (CONT'D)
31 December 2001

2. Significant Accounting Policies (cont'd)

k) Revenue

Revenue is recognised upon delivery of products and customer acceptance or performance of services, if any, net of general consumption tax and discounts and after eliminating sales within the Group.

Interest and investment income are recognised as they accrue unless collectibility is in doubt.

l) Trade receivables

Trade receivables are carried at anticipated realisable value. A provision is made for doubtful receivables based on a review of outstanding amounts at the year end.

m) Earnings per stock unit

Earnings per stock unit is computed by dividing profit attributable to ordinary stockholders by the weighted average number of ordinary stock units in issue during the year.

n) Use of estimates

The preparation of financial statements in conformity with Jamaican generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

o) Financial instruments

Financial instruments carried on the balance sheet include cash and bank balances, short term deposits, receivables, medium and long term loans, related company balances, payables and other liabilities. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

The fair values of the group's and the company's other financial instruments are discussed in Note 31.

NOTES TO THE FINANCIAL STATEMENTS (CONT'D)
31 December 2001

Thousands of Jamaican dollars	Group 2001	Group 2000	Parent 2001	Parent 2000
3. Operating Profit				
Sales	3,160,402	3,078,031	3,061,060	2,986,378
Raw materials, finished goods and consumables	620,515	830,121	603,975	800,132
Fuels and electricity	651,983	605,275	644,860	605,275
Personnel remuneration and benefits (Note 4)	628,270	667,010	610,290	648,070
Depreciation	175,932	180,506	165,809	170,441
Other operating expenses	750,741	715,900	699,897	687,373
Changes in inventories of finished goods and work in progress	(26,339)	(183,283)	(26,628)	(186,260)
	2,801,102	2,815,529	2,698,203	2,725,031
Other income	158,023	129,920	152,533	121,973
Profit from Operations	**517,323**	**392,422**	**515,390**	**383,320**
Other income includes:				
Amortisation of deferred gain (Note 6)	(113,775)	(113,799)	(113,775)	(113,799)
(Gain) / loss on disposal of fixed assets	(1,138)	5,387	(1,138)	5,387
Operating profit is stated net of:				
Audit fees	2,975	3,070	2,551	2,625
Directors' emoluments				
Fees	4,070	4,439	4,070	4,439
Management remuneration	2,518	2,935	2,518	2,935
Compensation for loss of office	9,725	-	9,725	-
Technical assistance fees and related charges	52,071	50,370	52,071	50,370
Operating lease charges	476,895	426,913	476,895	426,913
4. Personnel Remuneration and Benefits				
Wages and salaries	505,499	522,791	489,082	505,359
Statutory contributions	43,394	40,656	41,831	39,148
Pension costs (Note 33)	24,193	22,320	24,193	22,320
Other post retirement benefits	9,725	-	9,725	-
Other personnel costs	45,459	81,243	45,459	81,243
	628,270	667,010	610,290	648,070
Average number of employees:				
Full - time	264	276	250	248
Part - time	27	47	10	41
	291	323	260	289

NOTES TO THE FINANCIAL STATEMENTS (CONT'D)
31 December 2001

Thousands of Jamaican dollars	**Group 2001**	**Group 2000**	**Parent 2001**	**Parent 2000**
5. Finance Costs - Net				
Interest expense	84,806	73,923	84,383	73,333
Interest income	(5,272)	(11,541)	(5,013)	(11,239)
	79,534	62,382	79,370	62,094
Loss on currency exchange	43,380	95,999	44,997	97,313
	122,914	158,381	124,367	159,407
6. Deferred Gain				
Balance at 1 January	984,176	1,099,350	984,176	1,099,350
Additional charges incurred on the sale and leaseback agreement	-	(1,375)	-	(1,375)
Amortisation for the year	(113,775)	(113,799)	(113,775)	(113,799)
Balance at 31 December	870,401	984,176	870,401	984,176

Deferred gain represents the profit from the sale of certain machinery and equipment in August 1999 which is being credited to the profit and loss account over the 10 year period of the operating lease (Note 32 [b]).

The current and prior year amortisation gains were transferred to capital reserve as realised capital gains.

	Group 2001	**Group 2000**	**Parent 2001**	**Parent 2000**
7. Exceptional Items				
i) Reversal of penalty for non – performance on coal contract	-	(70,112)	-	(70,112)
ii) Write back of general spares provision	-	(83,993)	-	(83,993)
	-	(154,105)	-	(154,105)

i) Reversal of the penalty on a coal contract .Provision was made in a prior year for penalties incurred due to the company's inability to take delivery of coal under a contract with Scancem International ANS. A new agreement was negotiated and both parties agreed that each party will treat any and all outstanding liabilities of the other under the agreements as fully discharged so that neither party will have any claim against the other, hence the reversal of the penalty.

ii) Represented the write back of a part of general spares provision no longer required.

NOTES TO THE FINANCIAL STATEMENTS (CONT'D)
31 December 2001

Thousands of Jamaican dollars	Parent 2001	Parent 2000
8. Taxation		
(a) Taxation charge		
Decrease in Deferred Tax Asset	100,567	102,220
Taxation charge {Note 15(a) & 15(b)}	100,567	102,220
(b) Reconciliation of applicable tax charge to effective tax charge		
Profit before taxation	391,023	378,018
Tax calculated at 33 1/3% (2000 – 33 1/3%)	130,341	126,006
Income not subject to tax	(61,623)	(84,816)
Net effect of other charges and allowances	31,849	61,030
Effective tax charge	100,567	102,220

The Group and the parent company have available tax losses of $1,810,869,000 (2000 - $2,177,860,000) and $1,116,857,000 (2000 - $1,477,950,000) respectively for set off against future taxable profits. Tax losses of the subsidiaries amount to $694,012,000 (2000 - $699,910,000) and are available for set off against future taxable profits. These tax losses can be carried forward indefinitely subject to agreement with the Commissioner of Income Tax.

	2001	2000
9. Profit after taxation and accumulated deficit		
i) The net profit is dealt with in the financial statements as follows:		
Parent company	290,456	275,798
Subsidiaries	3,386	10,128
	293,842	285,926
ii) The accumulated deficit is reflected in the financial statements as follows:		
Parent company	(1,322,138)	(1,498,819)
Subsidiaries	(661,249)	(664,635)
	(1,983,387)	(2,163,454)

NOTES TO THE FINANCIAL STATEMENTS (CONT'D)
31 December 2001

Thousands of Jamaican dollars	Group		Parent	
	2001	2000	2001	2000
10. Profit per Stock Unit				
Net profit attributable to stockholders	293,842	285,926	290,456	275,798
Number of stock units in issue (thousands)	851,138	851,138	851,138	851,138
Profit per stock unit-cents	34.5	33.6	34.1	32.4

11. Related Party Balances and Transactions

In accordance with a Technical Assistance Agreement with the TCL Group, a 74.1% shareholder, technical fees are charged in these financial statements and amounted to $34,574,000 (2000 – $32,443,000). The balance outstanding at 31 December 2001 - $57,534,000 (2000 - $32,443,000).

Sales of gypsum and shale valued at $17,963,000 (2000 - $19,816,000) was made from a wholly owned subsidiary, Jamaica Gypsum & Quarries Limited to TCL Group.

The company purchased products from the TCL Group amounting $98,394,000 (2000 - $69,467,000).

At year end, the company owed short term advances of US$8,869,000 (2000 - US$5,908,000) at an interest rate of 12 per cent to TCL Group. Interest accrued on these advances is US$957,000 (2000 - US$ 804,000). None of the advances are secured on the assets of the company.

Balances with related parties are shown in Notes 18 and 23.

Notes to the Financial Statements (cont'd)
31 December 2001

Thousands of Jamaican dollars — **Group**

12. Property, Plant and Equipment

	Land and Buildings	Plant, Machinery, Equipment and Motor Vehicles	Office and Furniture Equipment	Capital Work in Progress	Total
At 31 December 2001					
Cost or Valuation	910,446	2,219,023	160,238	208,473	3,498,180
Accumulated depreciation	(282,204)	(817,270)	(88,170)	-	(1,187,644)
Net book value	628,242	1,401,753	72,068	208,473	2,310,536
Net Book Value					
1 January 2001	648,610	1,476,901	72,718	130,574	2,328,803
Additions	1,075	58,360	15,784	77,899	153,118
Acquisition in subsidiary (Note 29)	5,000	-	-	-	5,000
Disposals and adjustments	(758)	1,669	(1,364)	-	(453)
Depreciation charge	(25,685)	(135,177)	(15,070)	-	(175,932)
31 December 2001	628,242	1,401,753	72,068	208,473	2,310,536
At 31 December 2000					
Cost or Valuation	904,998	2,163,776	144,454	130,574	3,343,802
Accumulated depreciation	(256,388)	(686,875)	(71,736)	-	(1,014,999)
Net book value	648,610	1,476,901	72,718	130,574	2,328,803
Net Book Value					
1 January 2000	669,951	1,425,933	96,865	136,602	2,329,351
Additions	4,066	174,297	8,492	-	186,855
Disposals and adjustments	-	(869)	-	(6,028)	(6,897)
Depreciation charge	(25,407)	(122,460)	(32,639)	-	(180,506)
31 December 2000	648,610	1,476,901	72,718	130,574	2,328,803

Parent

	Land and Buildings	Plant, Machinery, Equipment and Motor Vehicles	Office and Furniture Equipment	Capital Work in Progress	Total
At 31 December 2001					
Cost or Valuation	813,690	2,149,750	159,125	205,911	3,328,476
Accumulated depreciation	(269,689)	(768,382)	(87,346)	-	(1,125,417)
Net book value	544,001	1,381,368	71,779	205,911	2,203,059
Net Book Value					
1 January 2001	565,571	1,451,627	70,955	130,574	2,218,727
Additions	1,075	61,755	15,783	71,981	150,594
Disposals and adjustments	-	(3,809)	-	3,356	(453)
Depreciation charge	(22,645)	(128,205)	(14,959)	-	(165,809)
31 December 2001	544,001	1,381,368	71,779	205,911	2,203,059
At 31 December 2000					
Cost or Valuation	812,616	2,095,161	143,342	130,574	3,181,693
Accumulated depreciation	(247,045)	(643,534)	(72,387)	-	(962,966)
Net book value	565,571	1,451,627	70,955	130,574	2,218,727
Net Book Value					
1 January 2000	584,257	1,395,094	94,834	136,602	2,210,787
Additions	3,936	172,693	8,649	-	185,278
Disposals and adjustments	-	(869)	-	(6,028)	(6,897)
Depreciation charge	(22,622)	(115,291)	(32,528)	-	(170,441)
31 December 2000	565,571	1,451,627	70,955	130,574	2,218,727

NOTES TO THE FINANCIAL STATEMENTS (CONT'D)
31 December 2001

Thousands of Jamaican dollars	Group 2001	Group 2000	Parent 2001	Parent 2000

12. Property, Plant and Equipment (Continued)

In August 1999, Caribbean Cement Company Limited entered into a sale and operating leaseback transaction with a third party involving certain of its machinery and equipment having a net book value of $1,406,873,000. A gain of $1,139,232,000, representing the difference between the net fair value of the assets and the sale proceeds, was realised and is being amortised on a straight line basis over ten years which is the term of the resulting operating lease (note 6). The lease period may be terminated on its fifth anniversary. Lease payments for the first year amount to US$9,632,000 and US$10,345,000 in each of the following four years. (Note 32 b).

13. Investments

Thousands of Jamaican dollars	Group 2001	Group 2000	Parent 2001	Parent 2000
At cost				
Subsidiaries				
Jamaica Gypsum & Quarries Limited 375,000,000 ordinary shares of $0.01 each	-	-	79,000	79,000
Rockfort Mineral Bath Complex Limited 21,000,000 ordinary shares of $0.01 each	-	-	20,010	20,010
Caribbean Gypsum Company Limited	-	-	4,000	-
Other				
Jamaica Production Fund Limited 5,000,000 ordinary shares of $1each	5,000	5,000	5,000	5,000
Caribbean Gypsum Company Limited	-	600	-	600
Port Royal Development Company Limited 5,000 ordinary shares of US$ 10 each	1,775	1,775	1,775	1,775
	6,775	7,375	109,785	106,385

These financial statements include the following subsidiaries:

Subsidiaries	Country of Incorporation	Ownership Level
Jamaica Gypsum & Quarries Limited	Jamaica	100%
Rockfort Mineral Bath Complex Limited	Jamaica	100%
Caribbean Gypsum Company Limited	Jamaica	100%

14. Long Term Receivable

	Group 2001	Group 2000	Parent 2001	Parent 2000
Long term receivable	470	470	470	470

This amount represents contributions to the National Housing Trust and is recoverable in the years 2002 to 2004.

NOTES TO THE FINANCIAL STATEMENTS (CONT'D)
31 December 2001

Thousands of Jamaican dollars	Group		Parent	
	2001	2000	2001	2000

15. Deferred Taxation

(a) **Movements on the deferred taxation account:**

Balance at 1 January	(121,577)	(223,797)	(121,577)	(223,797)
Decrease for the year (Note 8)	100,567	102,220	100,567	102,220
Balance at 31 December	(21,010)	(121,577)	(21,010)	(121,577)

Based on a review of the financial results of the parent company subsequent to the financial restructuring, the purchase of power from the national grid, and the refurbishment of the kiln 4 production line, in addition to a review of the five year profit projection, the directors are of the opinion that the company will generate sufficient taxable profits in the near future against which the unused tax losses can be utilized. These tax losses together with the effect of other timing differences, have resulted in the parent company having a deferred tax asset at 31 December 2001 of approximately $21,010,000 (2000 - $121,577,000)

In recognition of its projected future earnings (and in keeping with the International Accounting Standard 12 – Income Taxes), the company decided to account for the deferred tax asset in its financial statements. Consequently, this amount has been recorded in the company's balance sheet.

(b) **Sources of Deferred Tax Asset**

Accelerated tax depreciation				
Balance at 1 January	818,253	818,253	818,253	818,253
Charge to earnings	-	-	-	-
Balance at 31 December	818,253	818,253	818,253	818,253
Tax losses carry forward and net				
Provisions balance at 1 January	(939,830)	(1,042,050)	(939,830)	(1,042,050)
Prior year adjustment (Note 28)	-	46,685	-	46,685
Debit to earnings (Note 8)	100,567	55,535	100,567	55,535
Balance at 31 December	(839,263)	(939,830)	(839,263)	(939,830)
Net Balance at 31 December	(21,010)	(121,577)	(21,010)	(121,577)

16. Inventories

Plant spares	396,194	360,280	393,443	353,197
Consumables	153,802	137,484	153,802	137,484
Raw materials and work in progress	198,820	157,371	190,327	154,240
Finished goods	106,585	109,685	106,585	109,685
Goods in transit	10,317	4,304	10,317	4,296
	865,718	769,124	854,474	758,902

NOTES TO THE FINANCIAL STATEMENTS (CONT'D)
31 December 2001

Thousands of Jamaican dollars	Group 2001	Group 2000	Parent 2001	Parent 2000
17. Receivables and Prepayments				
Trade receivables	12,092	7,709	124	2,819
Sundry receivables and prepayments	77,384	77,615	74,943	75,963
	89,476	85,324	75,067	78,782
18. Due from Related Companies				
Trinidad Cement Limited	6,312	1,874	-	-
Arawak Cement Company Limited	14,048	8,432	11,986	-
	20,360	10,306	11,986	-
19. Cash and Short Term Deposits				
Cash at bank and in hand	47,120	36,325	40,166	31,679

20. Borrowings

The interest rate exposure of the borrowings are as follows:

	Group 2001	Group 2000	Parent 2001	Parent 2000
Total borrowings:				
At fixed rates	181,752	280,618	179,115	272,964
At floating rates	128,494	119,171	128,494	119,171
	%	%	%	%
Weighted average effective interest rates:				
Bank overdrafts	22.0	26.3	22.0	26.3
Bank borrowings (US$ loans)	6.5	7.8	6.5	7.8
Parent company	10.0	12.0	10.0	12.0
Other	9.25	9.5	9.25	9.5

	Group 2001	Group 2000	Parent 2001	Parent 2000
21. Bank Advances				
Overdrafts	128,494	119,171	128,494	119,171

The advances are unsecured.

	Group 2001	Group 2000	Parent 2001	Parent 2000
22. Payables and Accruals				
Sundry payables and accruals	327,168	351,614	321,226	345,561
Trade payables	106,137	237,902	106,137	237,902
Operating lease payable	163,059	156,607	163,059	156,607
Technical assistance fees	60,912	60,912	60,912	60,912
Statutory obligations	64,964	109,072	64,964	109,072
	722,240	916,107	716,298	910,054

NOTES TO THE FINANCIAL STATEMENTS (CONT'D)
31 December 2001

Thousands of Jamaican dollars	**Group 2001**	**Group 2000**	**Parent 2001**	**Parent 2000**
23. Due to Parent and Related Companies				
TCL Ponsa Manufacturing Limited	-	981	-	981
TCL Services Limited	1,848	1,775	1,848	1,775
Trinidad Cement Limited	501,014	357,762	501,014	357,762
TCL (Nevis) Limited	63,553	52,523	63,553	52,523
TCL Packaging Limited	54,592	50,993	54,592	50,993
Arawak Cement Company Limited	8,113	31,006	8,113	31,006
TCL Trading Limited	14,365	-	14,365	-
	643,485	495,040	643,485	495,040

24. Medium and Long Term Loans

Amounts repayable within:

	Group 2001	Group 2000	Parent 2001	Parent 2000
One year	100,007	101,607	98,208	96,390
Two years	81,158	96,391	80,908	96,391
Three years	250	80,483	-	79,983
Four years	250	250	-	-
Five years and over	87	1,887	-	-
	181,752	280,618	179,115	272,764
Current portion	100,007	101,607	98,208	96,390
	81,745	179,011	80,908	176,374

The rate of interest charged on the various loans are in the range 0% - 9.25%.

The Government of Jamaica has agreed in their letter dated 1 February 2000 to reschedule the principal and interest into three equal annual payments commencing 31 January 2001. These loans total approximately $109,702,000.

None of the above loans are secured on the assets of the company.

The fair values of these instruments approximate their carrying amounts.

Loans are as follows:

	%	**Repayable**	Group 2001	Group 2000	Parent 2001	Parent 2000
Standard Chartered Bank New York:						
(i) US$0.527 million	7	2003	24,916	39,884	24,916	39,884
(ii) US$0.185 million	7	2002	8,793	16,888	8,793	16,888
(iii) US$0.755 million	7	2003	35,704	51,438	35,704	51,438
			69,413	108,210	69,413	108,210
Government of Jamaica	9 1/4	2003	109,702	164,555	109,702	164,554
National Investment Bank of Jamaica	Nil	2002-2006	2,637	7,853	-	-
			181,752	280,618	179,115	272,764

NOTES TO THE FINANCIAL STATEMENTS (CONT'D)
31 December 2001

Thousands of Jamaican dollars	Group		Parent	
	2001	2000	2001	2000

25. Dividend

Dividend Proposed				
- 5 cents per ordinary stock unit	42,557	42,557	42,557	42,557

The dividend is not subject to withholding tax.

At the next Annual General Meeting a final dividend in respect of 2001 of five (5) cents per share amounting to $42,557,000 is to be proposed.

26. Share Capital and Share Premium

Authorised :				
Ordinary shares of $0.50 each			675,000	675,000
Issued and fully paid :				
Ordinary stock units of $0.50 each			425,569	425,569

	Number of Stock Units (thousands)	Ordinary Stock Units $'000	Share Premium $'000	Total $'000
At 31 December 2000	851,138	425,569	1,383,268	1,808,837
At 31 December 2001	851,138	425,569	1,383,268	1,808,837

27. Revaluation Reserve

Balance at 1 January	780,042	843,325	780,042	843,325
Realised during the year	(47,462)	(63,283)	(47,462)	(63,283)
	732,580	780,042	732,580	780,042

In August 1999, Caribbean Cement Company Limited entered into a sale and operating leaseback transaction with a third party involving certain of its machinery and equipment. This transaction resulted in the realisation of existing revaluation reserve of approximately $474,618,000. This realised revaluation reserve is being amortised on a straight line basis over ten years which is the term of the resulting operating lease.

28. Prior Year Adjustments

Deferred taxation -				
(i) Stock adjustment	-	55,685	-	55,685
(ii) IAS 19 (revised) – Employee Benefits	-	(9,000)	-	(9,000)
	-	46,685	-	46,685
(iii) Effect of change in accounting policy - Adoption of IAS 19 (revised) – Employee Benefits	-	26,999	-	26,999
	-	73,684	-	73,684

NOTES TO THE FINANCIAL STATEMENTS (CONT'D)
31 December 2001

Thousands of Jamaican dollars

28. Prior Year Adjustments (cont'd)

(i) This adjustment arose from a reassessment of stock provisions used in the determination of the deferred tax balance at 31 December 2000.

(ii) & (iii) International Accounting Standard 19 (revised) – Employee Benefits, requires that certain employment and post retirement costs and balances be recognised in the Group's financial statements. The Group has changed its accounting policy to comply and, as a result, there was a charge to personnel costs for the year ended 31 December 2001 of $2,993,000 (2000 - $26,999,000). The brought forward balances for accumulated losses and deferred taxation have accordingly been adjusted by $26,999,000 and ($9,000,000) respectively, to reflect the impact of the transitional liabilities arising from the change in accounting policy.

29. Acquisition

In November 2001 the company acquired 100% of the share capital of Caribbean Gypsum Company Limited. Caribbean Gypsum has substantial reserves of gypsum and anhydrite which are important raw materials in cement manufacturing. The company is presently not in operation.

Details of net assets acquired and capital reserve are as follows:

Cash paid	3,400
Fair value of shares previously held	600
Total purchase consideration	4,000
Fair value of net assets acquired	4,268
Capital reserve	268

The assets and liabilities arising from the acquisition are as follows:

Cash and cash equivalents	1
Land (Note 12)	5,000
	5,001
Payables	(733)
Fair value of net assets acquired	4,268
Capital reserve	(268)
Total purchase consideration	4,000
Less:	
Discharged by shares previously held	(600)
Cash and cash equivalents in subsidiary acquired	(1)
Cash outflow on acquisition	3,399

NOTES TO THE FINANCIAL STATEMENTS (CONT'D)
31 December 2001

Thousands of Jamaican dollars

30. Contingencies

(a) A claim was made by the company in 1987 against the National Limestone and Quarries Limited for monies due and owing. National Limestone and Quarries Limited has counter-claimed for damages in respect of an alleged breach of contract. The amount of counter-claim is $7,400,000.

In the opinion of the directors and the company's attorneys, this counter claim is unlikely to succeed and no material losses are likely to be sustained. Accordingly, no provision has been made for either the claim or counter claim in these financial statements.

(b) There are certain pending legal actions and other claims against the company. It is the opinion of the directors, based on the information provided by the company's attorneys at law, that the liability, if any, arising out of these claims is not likely to be material. Accordingly, no provision has been made in these financial statements.

31. Financial Instruments

Fair value

The fair value of cash and bank balances, short term deposits, receivables, related company balances payables and other liabilities approximates their carrying amounts due to the short term nature of these instruments.

The fair value approximate the carrying amounts for long term receivable.

The fair values of medium and long term financing approximate their carrying amounts.

Credit risk

The group and the parent has no significant concentrations of credit risk. Cash and short-term deposits are placed with substantial financial institutions.

32. Commitments

(a) Capital

The group has capital commitments amounting to $49,350,000 (2000- $2,500,000).

(b) Operating Leases

During 1999, the parent company sold certain of its machinery and equipment and entered into an operating lease for ten years ending 25 August 2009. The balance of the commitment under this lease is US$72,415,000 and is payable semi-annually in United States dollars.

The parent company also has other operating leases of which certain amounts are payable in United States dollars.

In the year ending 31 December:

	Operating Lease US$	Other Leases US$	Other Leases J$
2002	10,345,000	168,000	3,813,000
2003	10,345,000	40,000	2,840,000
2004	10,345,000	10,000	2,671,000
2005	10,345,000	-	-
2006 - 2009	31,035,000	-	-

NOTES TO THE FINANCIAL STATEMENTS (CONT'D)
31 December 2001

Thousands of Jamaican dollars	Group		Parent	
	2001	2000	2001	2000

33. Pension Plan

The parent company participates in the defined contribution pension scheme which is managed by an independent party, Life of Jamaica Limited. This scheme is available to all categories of permanent employees. Contributions are to a maximum of 10% for both employee and employer. Additional voluntary contributions not to exceed a further 5% may be made by employees and the employer is required to contribute a similar amount. The amount of annual pension at any date shall be that pension which can be secured by the accumulation with interest plus contributions to the scheme to that date. The group's contributions in the year amounted to $24,193,000 (2000 - $22,320,000).

34. Limestone Reserve

The major raw material used in the cement manufacturing process is limestone. The limestone requirements of the parent company are met from reserves in land leased from the Government of Jamaica. The lease term has 47 years remaining but exploitable reserves are expected to have a life of 177 years based on the current extraction rate. Deep reserves have a further exploitable life of approximately 130 years. These limestone reserves are not accounted for in these financial statements.

35. Net Foreign Currency Exposures

The net foreign currency exposures as at 31 December 2001 are as follows, asset/(liability)

	Group 2001	Group 2000	Parent 2001	Parent 2000
United States ($)				
Cash	822	876	751	819
Other balances	(16,120)	(18,171)	(16,120)	(18,171)
	(15,298)	(17,295)	(15,369)	(17,352)

Company Profit & Loss Account

Year ended 31 December 2001

Thousands of Jamaican dollars	Note	2001	Restated 2000
Revenue		3,061,060	2,986,378
Operating profit	3	515,390	383,320
Finance costs – net	5	(124,367)	(159,407)
Profit before Exceptional Items		391,023	223,913
Exceptional Items	7	-	154,105
Profit before taxation		391,023	378,018
Taxation	8	(100,567)	(102,220)
Profit after taxation	9	290,456	275,798
		Cents	Cents
EARNINGS PER ORDINARY STOCK UNIT	10	34.1	32.4

The attached statements and notes set out on pages 23 to 40 form an integral part of these financial statements.

Company Balance Sheet
31 December 2001

Thousands of Jamaican dollars	Note	2001	Restated 2000
Non-Current Assets			
Property, plant and equipment	12	2,203,059	2,218,727
Investments	13	109,785	106,385
Long term receivable	14	470	470
Due from subsidiaries		715,603	711,262
Deferred tax asset	15	21,010	121,577
		3,049,927	**3,158,421**
Current Assets			
Inventories	16	854,474	758,902
Receivables and prepayments	17	75,067	78,782
Due from related companies	18	11,986	-
Taxation recoverable		21,301	20,648
Cash and short term deposits	19	40,166	31,680
		1,002,994	**890,012**
Current Liabilities			
Bank advances	21	128,494	119,171
Payables and accruals	22	716,298	910,054
Due to parent and related companies	23	643,485	495,040
Current portion of loans	24	98,208	96,390
Dividend proposed	25	42,557	42,557
		1,629,042	**1,663,212**
Working Capital Deficit		**(626,048)**	**(773,200)**
Non-current liability			
Medium and long term financing	24	80,908	176,374
		80,908	176,374
Total Net Assets		**2,342,971**	**2,208,847**
Stockholders' Equity			
Share capital	26	425,569	425,569
Reserves		1,047,001	799,102
		1,472,570	**1,224,671**
Deferred Gain	6	870,401	984,176
Company's Equity		**2,342,971**	**2,208,847**

The attached statements and notes set out on pages 23 to 40 form an integral part of these financial statements.

Approved on behalf of the Board

Brian Young, Director — Paul Stockhausen, Director

COMPANY STATEMENT OF CHANGES IN EQUITY

Year ended 31 December 2001

Thousands of Jamaican dollars	Share Capital	Share Premium	Revaluation Reserve	Realised Capital Gain	Accumulated (Losses)	Total Reserves	Stockholders' Equity
Balance at 1 January 2000	**425,569**	**1,383,268**	**843,325**	**86**	**(1,660,818)**	**565,861**	**991,430**
Net profit for the year	-	-	-	-	275,798	275,798	275,798
Transfer of realised gain (Note 6)	-	-	-	113,799	(113,799)	-	-
Amortisation for the year (Note 27)	-	-	(63,283)	63,283	-	-	-
Transfer to profit and loss account	-	-	-	(42,557)	42,557	-	-
Dividends (Note 25)	-	-	-	-	(42,557)	(42,557)	(42,557)
Balance at 31 December 2000	**425,569**	**1,383,268**	**780,042**	**134,611**	**(1,498,819)**	**799,102**	**1,224,671**
Balance at 1 January 2001 -							
As previously reported	425,569	1,383,268	780,042	134,611	(1,425,135)	872,786	1,298,355
Prior year adjustments (Note 28)	-	-	-	-	(73,684)	(73,684)	(73,684)
As restated	425,569	1,383,268	780,042	134,611	(1,498,819)	799,102	1,224,671
Net profit for the year	-	-	-	-	290,456	290,456	290,456
Transfer of realised gain (Note 6)	-	-	-	113,775	(113,775)	-	-
Amortisation for the year (Note 27)	-	-	(47,462)	47,462	-	-	-
Transfer to profit and loss account	-	-	-	(42,557)	42,557	-	-
Dividends (Note 25)	-	-	-	-	(42,557)	(42,557)	(42,557)
Balance at 31 December 2001	**425,569**	**1,383,268**	**732,580**	**253,291**	**(1,322,138)**	**1,047,001**	**1,472,570**

Company Statement of Cash Flows

Year ended 31 December 2001

Thousands of Jamaican Dollars	2001	Restated 2000
Operating Activities		
Profit after taxation	290,456	275,798
Adjustments to Reconcile Net Loss to Net Cash Generated		
Depreciation	165,809	170,441
Write back of provision for inventories	(13,989)	(83,993)
Amortisation of deferred gain and charges	(113,775)	(115,174)
(Gain) / loss on disposal of fixed assets	(1,138)	5,387
Write off of deferred liability	-	(70,112)
Deferred taxation	100,567	102,220
	427,930	284,567
Increase/(decrease) in:		
Inventories	(81,583)	(344,393)
Receivables	3,715	(15,669)
Payables and accruals	(193,756)	(158,927)
Due from / (to) parent and related companies	136,459	190,350
Due from subsidiaries	(4,341)	15,584
Taxation	(652)	(846)
Dividend proposed	-	42,557
Net Cash Generated by Operating Activities	**287,772**	**13,223**
Investing Activities		
Acquisition of subsidiary	(3,400)	-
Additions to fixed assets	(150,594)	(185,278)
Net Cash Used in Investing Activities	**(153,994)**	**(185,278)**
Financing Activities		
Repayment of long term loans	(93,649)	(27,943)
Proceeds from disposal of fixed assets	1,591	1,510
Dividends	(42,557)	(42,557)
Net Cash Used in Financing Activities	**(134,615)**	**(68,990)**
Decrease in Bank Advances	**(837)**	**(241,045)**
(Bank Advances) / Cash and Short Term Funds	**(87,491)**	**153,554**
Bank Advances – End of Year	**(88,328)**	**(87,491)**
Represented by:		
Cash and Short Term Funds	40,166	31,679
Bank advances	(128,494)	(119,171)
	(88,328)	**(87,491)**

